Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

BEAU YANOSHIK
202.739.5676
BYANOSHIK@MORGANLEWIS.COM

VIA EDGAR

December 30, 2011

Dominic Minore, Esq.
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund (File Nos. 033-42484 and 811-06400) (the
    "Registrant"); Post-Effective Amendment No. 161 to the Registrant's
     Registration Statement On Form N-1A ("Amendment No. 161")
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Dear Mr. Minore:

This letter responds to comments on Amendment No. 161, which you provided in a telephonic discussion with Abby Bertumen and me on Friday, December 9, 2011 and further comments provided by Kevin Rupert in a telephonic discussion with Chris Menconi and me on Monday, December 12, 2011. Amendment No. 161 was filed with the Securities and Exchange Commission (the "Commission") on October 14, 2011 pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the "1933 Act") for the purpose of adding a new series of the Registrant, the CBRE Clarion Long/Short Fund (the "Fund").

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 161.

PROSPECTUS

1. COMMENT: Please confirm the Fund's expense limitation agreement will be filed on EDGAR.

RESPONSE: The Fund's expense limitation agreement will be filed on EDGAR in a subsequent filing.

2. COMMENT: In footnote 3 to the fee table please clarify that the Adviser may only recover prior fee reductions or expense reimbursements if the Fund's Total Annual Fund



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Dominic Minore, Esq.
December 30, 2011
Page 2

Operating Expenses (not including excluded expenses) are operating below the stated cap.

RESPONSE: The second sentence of footnote 3 to the fee table has been replaced with the following:

         In addition, if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit, the Adviser may retain the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the contractual expense limit to recover all or a portion of its fee reductions or expense reimbursements made during the preceding three-year period during which this agreement was in place.

3. COMMENT: Please revise the first sentence of the "Principal Investment Strategies" section to read as follows:

         The Fund seeks to achieve its objective by taking long and short positions in equity securities of companies that are principally engaged in the real estate industry ("real estate companies").

RESPONSE: The requested revision has been made.

4. COMMENT: With respect to the "Principal Investment Strategies" section,
please address the comments below.   If applicable, please add appropriate
disclosure to the "Principal Investment Strategies" and "Principal Risks" sections.

a. Does the Fund focus on a particular type(s) of REIT as part of its principal investment strategy (e. g. , equity REITs, apartment buildings, commercial buildings, office buildings, mortgages, hybrid, etc. )?

     RESPONSE: The Adviser has confirmed that the Fund invests in a variety of types of REITs and does not focus on a particular type of REIT as part of its principal investment strategy. As a result, no additional disclosure has been included.

b. Do any of the real estate investment vehicles (i. e. , REITs, MLPs, ETFs, etc. ) have a focus on a particular segment of the market as part of the Fund's principal investment strategy?

     RESPONSE: The Adviser has confirmed that the Fund invests in a variety of types of real estate investment vehicles and that such vehicles do not focus on
a particular segment of the real estate market.   As a result, no additional
disclosure has been included.

c. Does the Fund focus on any particular geographic area as part of its principal investment strategy?

RESPONSE: The Adviser has confirmed that the Fund has not adopted an investment policy regarding its geographic focus, although the Fund will have a bias towards



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Dominic Minore, Esq.
December 30, 2011
Page 3

companies whose real estate interests are located in or related to the United States. As a result, no additional disclosure has been included.

5. COMMENT: In the discussion of "Real Estate Sector and REIT Risk" in the "Principal Risks" section, please include disclosure that explains the separate fees incurred by REITs are not reflected in the fee table or expense example.

RESPONSE: The following discussion of "Real Estate Sector and REIT Risk" in the "Principal Risks" section has been revised to read as follows:

         REITs typically incur fees that are separate from those of the Fund. Accordingly, the Fund's shareholders will indirectly bear a proportionate share of the REITs' operating expenses, in addition to paying Fund expenses. REIT operating expenses are not reflected in the fee table and example above.

6. COMMENT: The Staff has a number of comments related to the Fund's use of
leveraged ETFs and leveraged inverse ETFs.   As a threshold question, please
confirm investments in Leveraged ETFs and Leveraged Inverse ETFs are principal investment strategies of the Fund.

RESPONSE: The Adviser has confirmed that investments in Leveraged ETFs and Leveraged Inverse ETFs are not principal investment strategies of the Fund. As a result, references to investments in Leveraged ETFs and Leveraged Inverse ETFs have been removed from the "Principal Investment Strategies" and "Principal Risks" sections.

7. COMMENT: Please include disclosure pursuant to Item 9 of Form N-1A   in the
prospectus.

RESPONSE: General Instruction 3(a) to Form N-1A   states that "[i]nformation
that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus. " In the Funds' prospectus, information related to each Fund's principal investment strategies and risks is included in response to Items 4(a) and 4(b) of Form N- 1A, and therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9.

8. COMMENT: In the "Performance Information" section, please include/revise the following disclosure:

a. Please note in the first sentence of the second paragraph that the Fund acquired "all" or "substantially all" of the predecessor fund's assets, as applicable.

RESPONSE: The first sentence of the second paragraph has been revised as follows:

         The Fund acquired substantially all of the assets of another fund after the close of business on December 30, 2011.

b. Please revise the third sentence of the second paragraph to read as follows:



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Dominic Minore, Esq.
December 30, 2011
Page 4

The predecessor fund was managed by the Adviser using investment policies, objectives, guidelines and restrictions that were in all material respects equivalent to the management of the Fund.

     RESPONSE: The requested change has been made.

c. Please disclose that the predecessor fund's performance reflects all fees and expenses charged by the predecessor fund.

     RESPONSE: The sixth sentence of the second paragraph has been revised to read as follows:

         The performance information in the bar chart and table reflects all fees and expenses, including a performance fee, incurred by the predecessor fund. The performance information has not been adjusted to reflect Fund expenses.

d. Please disclose if the predecessor fund's expenses were higher or lower than those of the Fund. If lower, please disclose the use of the Fund's expenses would have lowered the performance information presented.

RESPONSE: Whether the predecessor fund's expenses were higher or lower than those of the Fund varied during the period, due to, among other things, the performance fee. As a result, the following sentence has been added following the current sixth sentence of the second paragraph:

         If the performance information had been adjusted to reflect Fund expenses, the performance may have been higher or lower for a given period depending on expenses incurred by the predecessor fund for that period. The predecessor fund's expenses varied from year to year, primarily depending on whether a performance fee was incurred.

9. COMMENT: In the "Performance Information" section, please confirm in your response the following:

a. Please confirm whether the Adviser believes the predecessor fund would have complied with Subchapter M of the U. S. Internal Revenue Code of 1986, as amended.

     RESPONSE: The Adviser has confirmed that it believes the predecessor fund would have complied with Subchapter M of the U. S. Internal Revenue Code of 1986, as amended.

b. Please confirm that the predecessor fund's performance was calculated pursuant to the SEC's standardized method used to calculate performance.

RESPONSE: The Adviser has confirmed that the predecessor fund's performance was calculated pursuant to the SEC's standardized method used to calculate performance.



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Dominic Minore, Esq.
December 30, 2011
Page 5

c. Please confirm if the Adviser manages any other accounts with substantially similar policies as the Fund and, if so, if these accounts are also being converted to a mutual fund. If the Adviser manages any other accounts with substantially similar policies as the Fund that are not being converted to a mutual fund, please explain why the predecessor fund was chosen to be
converted.   In particular, please state if the other accounts have lower performance and if the predecessor fund was chosen because of higher performance.

RESPONSE: The Adviser confirms that the decision to launch a registered investment company was made independently of the decision to reorganize the predecessor fund into the Fund (the "conversion"). The decision was also made
independent of any performance considerations.   Prior to the conversion, the
Adviser managed three investment funds, including the predecessor fund, using an absolute return strategy. The Adviser confirms that none of these investment funds were launched with the intention of later being converted to a mutual fund. Although the other two investment funds employ an absolute return strategy similar to the Fund, those funds were not considered for conversion because one is domiciled outside the United States and both employ a global investment strategy. The investment strategy employed for the predecessor fund reflects a geographic focus on the United States, consistent with the investment approach intended for the Fund.

After deciding to launch a registered investment company, the Adviser considered a number of ways to bring such a fund to market. Concurrent with the decision to launch a registered investment company, the Adviser sought feedback from existing predecessor fund investors regarding a potential conversion.
The feedback was positive and the Adviser concluded that a conversion of the predecessor fund could provide a foundation for the new registered investment company offering while continuing to meet the needs of current predecessor fund investors.

10. COMMENT: In the average annual total returns table in the "Performance Information" section, please list the S&P 500 Index above the Dow Jones/Credit Suisse Long/Short Equity Index and the MSCI US REIT Index. In addition, per
Instruction 2(b) to Item 4(b)(2) of Form N-1A,   please disclose information
about the Dow Jones/Credit Suisse Long/Short Equity Index and the MSCI US REIT Index.

RESPONSE: The requested changes have been made.   The following has been added
following the first sentence of the "Performance Information" section:

         In addition, the information shows how the Fund's average annual total returns compare with the returns of (i) an index designed to represent the performance of the long/short hedge fund market and (ii) an index designed to represent the performance of the U. S. equity REIT market.

11. COMMENT: Please make all revisions resulting from the comments above to both share classes' prospectuses.



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Dominic Minore, Esq.
December 30, 2011
Page 6

RESPONSE: All revisions resulting from the comments above will be made to both share classes' prospectuses.

STATEMENT OF ADDITIONAL INFORMATION

1. COMMENT: With respect to the discussion of "Master Limited Partnerships" in the "Description of Permitted Investments" section:

a. Please confirm if investment in master limited partnerships is a principal investment strategy of the Fund. If so, please include applicable disclosure, including appropriate tax disclosure, in the prospectus.

     RESPONSE: The Adviser has confirmed that investment in master limited partnerships is a not principal investment strategy of the Fund.

b. Please confirm if the Fund will invest in general partner interests of master limited partnerships. If so, please add appropriate risk disclosure to the prospectus. In particular, please note that investment in general partner interests of master limited partnerships subjects the Fund to potential unlimited losses.

RESPONSE: The Adviser has confirmed that the Fund does not intend to invest in general partner interests of MLPs.

2. COMMENT: Please confirm if the Adviser's expense limitation agreement is voluntary or contractual and that the appropriate disclosure is included in the "Advisory Fees Paid to the Adviser" discussion.

RESPONSE: The Adviser's expense limitation agreement is contractual and the disclosure in the "Advisory Fees Paid to the Adviser" discussion has been revised accordingly.

3. COMMENT: Please include an unaudited balance sheet and schedule of investments in the SAI as of a date after the conversion transaction but before
shares of the Fund are first offered to the public.   The information may be
included or added through a filing pursuant to Rule 485(b) under the 1933 Act.


RESPONSE: While we do not agree with the Staff's assertion that such information is necessary or required, an unaudited balance sheet and schedule of investments as of a date after the conversion transaction but before shares of the Fund are first offered to the public will be included in the SAI in a subsequent filing pursuant to Rule 485(b) under the 1933 Act. Please note there will be two filings pursuant to Rule 485(b), the first upon the Fund's effectiveness and the second when the unaudited balance sheet and schedule of investments are available and have been included in the SAI.

                                ***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written



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Dominic Minore, Esq.
December 30, 2011
Page 7

representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.

                                    Sincerely,

                                    /s/ Beau Yanoshik

                                    Beau Yanoshik

cc: Christopher D. Menconi, Esq.
    Dianne M. Sulzbach, Esq.